

Mail Stop 3561

August 26, 2016

Joseph A. Householder
Executive Vice President and Chief Financial Officer
Sempra Energy
488 8ᵗʰ Avenue
San Diego, California 92101

     Re: **Sempra Energy**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 26, 2016
             File No. 1-14201

Dear Mr. Householder:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 13.1

Sempra Energy Consolidated Statements of Operations

1. Reference is made to the "Equity earnings, before income tax" and "Equity earnings, net of income tax" line items. Please explain to us why you present your share of earnings from investments under the equity method in these two separate line items referencing authoritative literature that supports the presentation. In doing so, please explain how related income taxes at the investee and your investor level are presented in the consolidated statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Trevor I. Mihalik
        Senior Vice President and Controller